RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed

Preliminary Terms Supplement
Subject to Completion:
Dated September 6, 2011

Pricing Supplement Dated September __, 2011 to the
Product Prospectus Supplement CC-COMM-1 Dated July 7, 2011,
Prospectus Dated January 28, 2011, and
Prospectus Supplement Dated January 28, 2011
$ __________ Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017 Royal Bank of Canada

Royal Bank of Canada is offering the Contingent Coupon Notes (the “Notes”) linked to the performance of an equally-weighted basket of the ten commodities named below (each, a “Basket Component,” collectively, the “Basket Components”).

The CUSIP number for the Notes is 78008TSV7. The Notes provide annual Coupon Payments based on the average performance of the Basket Components, subject to a Floor of -20% and an Auto-Cap of [7.75% - 9.75%] (to be determined on the pricing date) for each Basket Component. At maturity, you will receive the principal amount of the Notes and the final Coupon Payment, if any. All payments on the Notes are subject to our credit risk.

Issue Date: September 30, 2011

Maturity Date: September 29, 2017

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” on page P-7 below, “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated July 7, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $30 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $30 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of $10 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $50 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Basket:	The Basket consists of the following commodities and futures contracts:
Basket Components1	Bloomberg Symbol	Weight	Initial Component Value2
The Gold Spot Price	GOLDLNPM <Index>	10%
The Silver Spot Price	SLVRLN <Index>	10%
The Copper Spot Price	LOCADY <Cmdty>	10%
The Nickel Spot Price	LONIDY <Index>	10%
The Lead Spot Price	LOPBDY <Index>	10%
The Brent Crude Oil Futures Contract	CO1 <Cmdty>	10%
The RBOB Gasoline Futures Contract	XB1 <Cmdty>	10%
The Corn Futures Contract	C 1 <Cmdty>	10%
The Cotton Futures Contract	CT1 <Cmdty>	10%
The Sugar Futures Contract	SB1 <Cmdty>	10%

1 Each Basket Component is defined in the section entitled “Information Regarding the Basket Components” below.
2 The Initial Component Value of each Basket Component will be the value of each Basket Component on the pricing date, determined as described below.

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	September 27, 2011

Issue Date:	September 30, 2011

CUSIP:	78008TSV7

Coupon Rate:
The applicable Coupon Rate for a Coupon Payment Period will equal the arithmetic average of the Percentage Change of each Basket Component (the “Average Percentage Change”), rounded to the nearest ten-thousandth and expressed as a percentage. However, the applicable Coupon Rate will never be less than 0% per annum.

Percentage Change:	The Percentage Change of each Basket Component is calculated using the following formula, subject to the Floor and the Auto-Cap:

Current Component Value - Initial Component Value
Initial Component Value

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

Current Component Value:	The closing value of each Basket Component on the applicable Coupon Determination Date.

Floor:	-20%. Accordingly, the Percentage Change of any Basket Component on any Coupon Determination Date will not be less than -20%.

Auto-Cap:
[7.75% - 9.75%] (to be determined on the pricing date) .  Accordingly, if the Current Component Value of any Basket Component is greater than its Initial Component Value on any Coupon Determination Date, its Percentage Change will be equal to the Auto-Cap.

Coupon Determination Date:
Each of the five anniversary dates of the pricing date, subject to postponement as described beginning on page PS-17 of the product prospectus supplement dated July 7, 2011 if a Market Disruption Event occurs as to one or more Basket Components.

Coupon Payment Dates:	Annually, on September 29 of each year, beginning September 29, 2012. If any such day is not a business day, the next business day.

Maturity Date:	September 29, 2017, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately six (6) years

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes. We intend to take the position that the Notes will be treated as variable rate debt instruments. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Notes Treated as Variable Rate Debt Instruments for Tax Purposes.”

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated July 7, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 7, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:

http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:

http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement CC-COMM-1 dated July 7, 2011:

http://www.sec.gov/Archives/edgar/data/1000275/000121465911002233/c76110424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Basket Components used to illustrate the calculation of the applicable Coupon Rates are not estimates or forecasts of the Initial Component Value, the Current Component Value of any Basket Component on any Coupon Determination Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, the Floor of -20%, an Auto-Cap of 8.75% (the midpoint of the Auto-Cap range of 7.75% – 9.75%), and that no market disruption event occurs on the applicable Coupon Determination Dates. For each example, we have assumed a hypothetical Initial Component Value of 100 for each Basket Component.  For actual recent values of the Basket Components, see the section “Information Regarding the Basket Components” below.

Example 1

	Hypothetical Initial Component Value	Hypothetical Current Component Value	Hypothetical Change in Value	Hypothetical Percentage Change (Giving Effect to the Floor and Auto-Cap)
The Gold Spot Price	100	102	2%	8.75%
The Silver Spot Price	100	106	6%	8.75%
The Copper Spot Price	100	112	12%	8.75%
The Nickel Spot Price	100	108	8%	8.75%
The Lead Spot Price	100	125	25%	8.75%
The Brent Crude Oil Futures Contract	100	85	-15%	-15.00%
The RBOB Gasoline Futures Contract	100	86	-14%	-14.00%
The Corn Futures Contract	100	87	-13%	-13.00%
The Cotton Futures Contract	100	82	-18%	-18.00%
The Sugar Futures Contract	100	81	-19%	-19.00%
Hypothetical Average Percentage Change	-3.53%
Hypothetical Coupon Rate	0%

In example 1, the hypothetical changes in value of five Basket Components are greater than zero and the hypothetical changes in value of the other five Basket Components are equal to or less than zero but greater than -20%.  After giving effect to the Auto-Cap, the hypothetical Percentage Change of each of the five Basket Components that increased in value will equal the hypothetical Auto-Cap.  The hypothetical Average Percentage Change is -3.53%.  However, because in no event will the Coupon Rate determined on any Coupon Determination Date be less than 0% per annum, the hypothetical Coupon Rate is 0%.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

Example 2

	Hypothetical Initial Component Value	Hypothetical Current Component Value	Hypothetical Change in Value	Hypothetical Percentage Change (Giving Effect to the Floor and Auto-Cap)
The Gold Spot Price	100	102	2%	8.75%
The Silver Spot Price	100	106	6%	8.75%
The Copper Spot Price	100	112	12%	8.75%
The Nickel Spot Price	100	108	8%	8.75%
The Lead Spot Price	100	125	25%	8.75%
The Brent Crude Oil Futures Contract	100	68	-32%	-20.00%
The RBOB Gasoline Futures Contract	100	72	-28%	-20.00%
The Corn Futures Contract	100	71	-29%	-20.00%
The Cotton Futures Contract	100	54	-46%	-20.00%
The Sugar Futures Contract	100	42	-58%	-20.00%
Hypothetical Average Percentage Change	-5.63%
Hypothetical Coupon Rate	0%

In example 2, the hypothetical changes in value of five Basket Components are greater than zero and the hypothetical changes in value of the other five Basket Components are less than -20%.  After giving effect to the Floor and Auto-Cap, the hypothetical Percentage Change of each of the five Basket Components that increased in value will equal the hypothetical Auto-Cap, and the hypothetical Percentage Change of each of the other five Basket Components that decreased in value by more than 20% will equal the Floor.  The hypothetical Average Percentage Change is -5.63%.  However, because in no event will the Coupon Rate determined on any Coupon Determination Date be less than 0% per annum, the hypothetical Coupon Rate is 0%.

Example 3

	Hypothetical Initial Component Value	Hypothetical Current Component Value	Hypothetical Change in Value	Hypothetical Percentage Change (Giving Effect to the Floor and Auto-Cap)
The Gold Spot Price	100	111	11%	8.75%
The Silver Spot Price	100	112	12%	8.75%
The Copper Spot Price	100	118	18%	8.75%
The Nickel Spot Price	100	125	25%	8.75%
The Lead Spot Price	100	142	42%	8.75%
The Brent Crude Oil Futures Contract	100	133	33%	8.75%
The RBOB Gasoline Futures Contract	100	122	22%	8.75%
The Corn Futures Contract	100	142	42%	8.75%
The Cotton Futures Contract	100	165	65%	8.75%
The Sugar Futures Contract	100	132	32%	8.75%
Hypothetical Average Percentage Change	8.75%
Hypothetical Coupon Rate	8.75%

In example 3, the hypothetical change in value of each of the ten Basket Components is greater than 8.75%.  After giving effect to the Auto-Cap, the hypothetical Percentage Change of each of the ten Basket Components will equal the hypothetical Auto-Cap.  Therefore, even though the increase in value of each Basket Component is greater than 8.75%, the hypothetical Average Percentage Change and the hypothetical Coupon Rate are 8.75%.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

RISK FACTORS

An investment in the Notes is subject to the risks described below, as well as the risks described under “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus and the prospectus supplement.  The notes are not secured debt and are riskier than ordinary unsecured debt securities.  Also, investing in the Notes is not equivalent to investing directly in the Basket Components.  We urge you to read the following information about these risks, together with the other information in this terms supplement and the accompanying prospectus, the prospectus supplement, and the product prospectus supplement before investing in the Notes.

You May Not Receive Any Coupon Payment on One or More Coupon Payment Dates.

Other than the principal amount of the Notes, the only return, if any, that you will be entitled to receive on the Notes will be the Coupon Payments payable on the Coupon Payment Dates.  The amount of each Coupon Payment on the Notes, if any, will depend on the Average Percentage Change of the Basket Components.  If the Average Percentage Change is zero or negative as of any Coupon Determination Date, you will not receive any Coupon Payment on the applicable Coupon Payment Date.  It is possible that you will not receive any Coupon Payments during the entire term of the Notes. Therefore, the total payment with respect to the Notes may be limited to the principal amount, and could be considerably less than a conventional debt security.  You should therefore be prepared to realize no positive return on the principal amount of your notes during the term of the Notes.

In addition, the calculation agent will calculate the Percentage Change of each Basket Component for each Coupon Payment Period by comparing only the Initial Component Value of each Basket Component to its Current Component Value as of the applicable Coupon Determination Date.  As a result, if the Average Percentage Change is negative as of any Coupon Determination Date, it is possible that the value of the Basket Components will not increase sufficiently as of any subsequent Coupon Determination Dates for you to be entitled to receive any Coupon Payments for each subsequent Coupon Payment Date.  Accordingly, to the extent that the Average Percentage Change is negative as of a Coupon Determination Date, you may be less likely to receive Coupon Payments in any subsequent Coupon Payment Period.

Your Potential Coupon Payments on the Notes Will Be Limited.

Because your notes are subject to an Auto-Cap, they will provide less opportunity to participate in the appreciation of the Basket Components than an investment in a security linked to the Basket or the Basket Components providing full participation in the appreciation. No Coupon Payment will exceed the maximum return represented by the Auto-Cap.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Basket or the Basket Components.

The Valuation of the Commodities Represented by or Included in the Basket Components May Not Be Consistent With Other Measures of Value for Those Commodities.

The value of the Basket Components will be determined by reference to the spot price, the fixing price, or the price of a first nearby month futures contract. These values will not necessarily be consistent with other valuations of such commodities, such as futures contracts on different exchanges, with different delivery points or with different maturities.  Changes in the value of a commodity futures contract may vary significantly from the spot value of the applicable commodity.  You should not make an investment in the Notes unless you understand the manner in which the value of the relevant Basket Components will be measured.

The Basket Includes Only a Selection of Commodities from the Metals, Energy, and Agriculture Sectors, and Do Not Represent a Broad Investment in Any of Those Sectors.

While the Notes provide exposure to three sectors of commodities: metals, energy, and agriculture, the Basket Components include only a selection of commodities from each sector.  An investment in the Notes may therefore carry risks similar to a concentrated investment in the selected commodities for the applicable sector, and will be less diversified than securities linked to a broad range of commodities in that sector.  The values of other commodities in those sectors may increase while the values of the Basket Components may not increase as much or may even decrease.  Of the Basket Components, five are metals-oriented, two are energy-oriented, and three are agriculture-oriented.  Accordingly, a decline in the values of these selected commodities may adversely affect the value of the Notes.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The Basket Components May Be Subject to Volatile Changes in Their Prices, and Are Affected by a Variety of Factors which May Reduce Their Value.

During the term of the Notes, the values of the Basket Components may change rapidly based on a variety of factors.  These factors include, but are not limited to, supply and demand, levels of production and production costs, government policies and actions (particularly in the countries that are important in producing the applicable commodities), weather, labor or political unrest, fiscal, monetary and exchange control programs, and global and regional economic, financial, political, regulatory, judicial or other events.  In the event of any of these developments, the prices of the applicable Basket Components and the value of the Notes could decline.  It is not possible to predict the aggregate effect of all or any combination of these factors.

Metals.  With respect to the Basket Components consisting of gold and silver, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates may adversely affect the prices of gold and silver.  Gold prices may also be affected by lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold.  Gold and silver prices may also be affected by industry factors such as industrial and jewelry demand, and changes in demand relating to trading activities.

Demand for copper is significantly influenced by the level of global industrial economic activity.  In recent years, demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure, such as China, which is the world’s largest consumer of copper.  Any slowdown in economic growth in these countries will likely result in a decrease in demand for industrial base products, including copper, and may cause a decrease in copper prices.

As an alloying metal, a significant portion of nickel’s world production is used in steel.  Lead is widely used, among other things, in building construction and in lead-acid batteries.  Declining manufacturing activity can accordingly reduce the demand for these metals, and reduce the value of the related Basket Components.

Energy.  With respect to the Basket Components consisting of gas and oil, technological advances or the discovery of new oil or natural gas reserves could lead to increases in worldwide production of those commodities and corresponding decreases in the prices of these Basket Components.  Further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could reduce the demand for crude oil and gasoline, and result in lower prices for those commodities.  In addition, the prices of oil and gasoline are affected by direct government intervention such as embargos and supply disruptions in major producing or consuming regions.  The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the values of crude oil and gasoline.  Market expectations about these events and speculative activity also may cause those prices to fluctuate unpredictably.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers.  These producers have, in certain recent periods, implemented curtailments of output and trade.  These efforts at supply curtailment, or the cessation of supply, could affect the values of crude oil and gasoline.

Agriculture. With respect to the Basket Components based on corn, cotton and sugar, floods, drought and freezing conditions, changes in world diets (in the case of corn and sugar), the development of alternative energy sources (in the case of corn), and planting decisions may adversely affect the market prices for these commodities.  In addition, technological advances could lead to increase in worldwide production of agricultural commodities and corresponding decreases in the prices of those commodities.

An Investment in the Notes Will Be Subject to Risks Associated with the London Bullion Market Association (the “LBMA”).

The closing prices of gold and silver will be determined by reference to fixing prices reported by the LBMA.  The LBMA is a self regulatory association of bullion market participants.  Although all market-making members of the LMBA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA ceases operations, or if bullion trading becomes subject to a value-added tax or other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of the relevant commodities may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

An Investment in the Notes Will Be Subject to Risks Associated with the Trading of Commodities on the London Metals Exchange (the “LME”).

The market prices of copper, nickel, and lead will be determined by reference to the settlement prices of contracts traded on the LME.  The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading.  For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts.  In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months.  As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates.  If such aberrations are occurring on a Coupon Determination Date, the prices of the contracts used to determine the value of the applicable Basket Component could be affected in a manner that adversely affects the applicable Coupon Rate.

Neither We Nor Any of Our Affiliates Have Any Affiliation with the LBMA, the LME, or Any Exchange on Which a Basket Component Trades and Are Not Responsible for Their Actions or Public Disclosure of Information.

Neither we nor any of our affiliates are affiliated in any way with the LBMA, the LME, the ICE Futures Europe and the ICE Futures U.S., the New York Mercantile Exchange, Inc. (the “NYMEX”), or the Board of Trade of the City of Chicago, Inc. (the “CBOT”) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the determination of the value of a Basket Component.  Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the prices determined by these entities relating to the Basket Components. You, as an investor in the Notes, should make your own investigation into the Basket Components and how they are traded. None of the LBMA, the LME, or any of these exchanges will be involved in the offering of the Notes in any way and none of them has any obligation to consider your interests as an owner of the Notes in taking any actions that might affect the value of the Notes.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

INFORMATION REGARDING THE BASKET COMPONENTS

We have obtained all information regarding the Basket Components contained in this terms supplement from publicly available information. Neither we nor any of our affiliates, including RBCCM, make any representation or warranty as to the accuracy or completeness of the information.

The Gold Spot Price

The London Gold Market Fixing Ltd P.M. fixing price (the “Gold Spot Price”) is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately.  The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars as determined at 3:00 p.m. London time.  The Gold Spot Price is determined by five market-making members of the LBMA.  The five current members meet by telephone each London business day at 3:00 p.m. London time to determine the Gold Spot Price.  Currently, the five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A. and Société Générale.  The Gold Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM <Index>.

The closing value of the Gold Spot Price on the pricing date or any Coupon Determination Date will be The London Gold Market Fixing Ltd P.M. fixing price, expressed in U.S. dollars per troy ounce, as determined by The London Gold Market Fixing Ltd.

The London bullion market is an OTC market, as opposed to an exchange-traded environment.  Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis.  All risks, including those of credit, are between the two parties to a transaction.

The Silver Spot Price

The “Silver Spot Price” is a benchmark price used in the markets where silver is sold. The Silver Spot Price is the official silver U.S. cents fixing per troy ounce of silver determined by three market-making members of the LBMA. The three current members meet by telephone each London business day at 12:00 P.M. London time to determine the Silver Spot Price. Currently, the three members are The Bank of Nova Scotia — ScotiaMocatta, Deutsche Bank AG, London branch, and HSBC Bank USA, N.A., London branch. The Silver Spot Price is published by Bloomberg under the symbol SLVRLN <Index>.

The closing value of the Silver Spot Price on the pricing date or any Coupon Determination Date will be The London Silver Market Fixing Ltd. fixing price, expressed in U.S. dollars per troy ounce, as determined by The London Silver Market Fixing Ltd.

The Copper Spot Price

The “Copper Spot Price” is the second ring official reference price for copper Grade A on the LME as determined at approximately 12:35 p.m. London time.  The Copper Spot Price is a benchmark price for copper used in the markets where copper is sold by a cash seller and settled in U.S. dollars.  Copper Grade A is the LME’s second largest traded contract.  The Copper Spot Price is published by Bloomberg under the symbol LOCADY <Cmdty>.

The closing value of the Copper Spot Price on the pricing date or any Coupon Determination Date will be the cash seller and settlement price for copper Grade A on the LME, expressed in U.S. dollars per metric ton, as determined by the LME.

The LME is an exchange-traded market based in London.  Members of the LME typically trade with each other and with their clients on a principal-to-principal basis.  The LME is not a cash cleared market, and trading is cleared and guaranteed by a system run by the London Clearing House, which acts as a central counterparty to trades executed between clearing members.

The Nickel Spot Price

The “Nickel Spot Price” is the second ring official reference price for nickel of 99.80% purity (minimum) conforming to B39-79 (2004) on the LME as determined at approximately 13:05 p.m. London time. The Nickel Spot Price is a benchmark price for nickel used in the markets where nickel is sold by a cash seller and settled in U.S. dollars. The nickel futures contract began trading on the LME in April 1979. The Nickel Spot Price is published by Bloomberg under the symbol LONIDY <Comdty>.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The closing value of the Nickel Spot Price on the pricing date or any Coupon Determination Date will be the cash seller and settlement price for nickel on the LME, expressed in U.S. dollars per metric ton, as determined by the LME.

The Lead Spot Price

The “Lead Spot Price” is the official cash offer settlement price at approximately 12:50 p.m. (London time) quoted in U.S. dollars per ton of lead on the LME or its successor, as determined and made public by the LME. The official U.S. dollar cash settlement price of lead is determined by reference to the LME’s “Standard Lead Contract.” The Lead Spot Price is published by Bloomberg under the symbol LOPBDY <Cmdty>.

The closing value of the Lead Spot Price on the pricing date or any Coupon Determination Date will be the cash seller and settlement price for lead on the LME, expressed in U.S. dollars per metric ton, as determined by the LME.

The Brent Crude Oil Futures Contract

The “Brent Crude Oil Futures Contract” is the front-month Brent crude oil futures contract traded on ICE Futures Europe.  Brent crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970’s.  The Brent Crude Oil Futures Contract is a deliverable contract based on an Exchange of Futures for Physical Delivery, or “EFP”, with an option to cash settle.  This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration.  The Brent Crude Oil Futures Contract is published by Bloomberg under the symbol CO1 <Cmdty>.

The closing value of the Brent Crude Oil Futures Contract on the pricing date or any Coupon Determination Date will be the official settlement price of the first nearby month Brent crude oil futures contract on ICE Futures Europe, expressed in U.S. dollars per barrel, as determined by ICE Futures Europe. If the pricing date or a Coupon Determination Date falls within the delivery notice period or on the last trading day of the front month futures contract for Brent crude oil, the second nearby month futures contract for Brent crude oil will be used to determine the price.  The second nearby month futures contract for Brent crude oil is published by Bloomberg under the symbol CO2 <Cmdty>.

ICE Futures Europe is one of the regulated futures and options exchanges operated by IntercontinentalExchange, Inc. and is based in London.  IntercontinentalExchange Inc. acquired the International Petroleum Exchange, now known as ICE Futures Europe, in June 2001.

The RBOB Gasoline Futures Contract

The “RBOB Gasoline Futures Contract” is the front-month New York Harbor RBOB gasoline futures contract traded on NYMEX.  New York Harbor Reformulated Regular Gasoline Blendstock (RBOB) gasoline conforms to industry standards for reformulated regular gasoline blendstock for blending with 10% denatured fuel ethanol (92% purity) as listed by the Colonial Pipeline for fungible F grade for sales in New York and New Jersey.  RBOB is a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack.  The RBOB Gasoline Futures Contract is published by Bloomberg under the symbol XB1 <Cmdty>.

The closing value of the RBOB Gasoline Futures Contract on the pricing date or any Coupon Determination Date will be the official settlement price of the first nearby month New York Harbor RBOB gasoline futures contract on NYMEX, expressed in U.S. dollars per gallon, as determined by NYMEX. If the pricing date or a Coupon Determination Date falls within the delivery notice period or on the last trading day of the front month futures contract for RBOB gasoline, the second nearby month futures contract for RBOB gasoline will be used to determine the price.  The second nearby month futures contract for RBOB gasoline is published by Bloomberg under the symbol XB2 <Cmdty>.

The Corn Futures Contract

The “Corn Futures Contract” is the front-month corn futures contract traded on CBOT.  The Corn Futures Contract trades in units of 5,000 bushels of No. 2 yellow corn at par, No. 1 yellow corn at 1½ cents per bushel over contract price, or No. 3 yellow corn at 1½ cents per bushel under contract price.  Every delivery of corn may be made up of the authorized grades for shipment from eligible regular facilities provided that no lot delivered may contain less than 5,000 bushels of any one grade from any one shipping station.  The Corn Futures Contract is published by Bloomberg under the symbol C 1 <Cmdty>.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The closing value of the Corn Futures Contract on the pricing date or any Coupon Determination Date will be the official settlement price of the first nearby month corn futures contract on CBOT, expressed in cents per bushel, as determined by CBOT. If the pricing date or a Coupon Determination Date falls within the delivery notice period or on the last trading day of the front month futures contract for corn, the second nearby month futures contract for corn will be used to determine the price.  The second nearby month futures contract for corn is published by Bloomberg under the symbol C 2 <Cmdty>.

The Cotton Futures Contract

The “Cotton Futures Contract” is the front-month cotton No.2 futures contract traded on ICE Futures U.S. The cotton No. 2 futures contract is for the physical delivery of strict low middling quality cotton, 1 2/32 inch staple length, to one of five U.S. locations: Galveston, Houston, New Orleans, Memphis and Greenville/Spartanburg (effective with the December 2013 expiry, New Orleans is no longer a delivery point and Dallas/Ft. Worth, Texas becomes a delivery point). The Cotton Futures Contract trades in units of 50,000 pounds net weight and is published by Bloomberg under the symbol CT1 <Comdty>.

The closing value of the Cotton Futures Contract on the pricing date or any Coupon Determination Date will be the official settlement price of the first nearby month cotton No. 2 futures contract on ICE Futures U.S., expressed in cents per pound, as determined by ICE Futures U.S. If the pricing date or a Coupon Determination Date falls within the delivery notice period or on the last trading day of the front month futures contract for cotton, the second nearby month futures contract for cotton will be used to determine the price.  The second nearby month futures contract for cotton is published by Bloomberg under the symbol CT2 <Cmdty>.

ICE Futures U.S. is one of the regulated futures and options exchanges operated by IntercontinentalExchange, Inc. and is based in New York.  IntercontinentalExchange Inc. acquired the Board of Trade of the City of New York, Inc. (the “NYBOT”), now known as ICE Futures U.S., in January 2007.  Sugar futures have traded in New York since 1914, beginning with the predecessors of ICE Futures U.S.: the Coffee, Sugar and Cocoa Exchange and the NYBOT.

The Sugar Futures Contract

The “Sugar Futures Contract” is the front-month sugar No.11 futures contract traded on ICE Futures U.S.  The sugar No. 11 futures contract is the world benchmark contract for raw sugar trading.  The contract prices the physical delivery of raw cane sugar, free-on-board the receiver's vessel to a port within the country of origin of the sugar.  The Sugar Futures Contract trades in units of 112,000 pounds and requires delivery of the commodity free-on-board the receiver’s vessel to a port in the country of origin of the sugar or in the case of landlocked countries, at a berth or anchorage in the customary port of export.  The Sugar Futures Contract is published by Bloomberg under the symbol SB1 <Cmdty>.

The closing value of the Sugar Futures Contract on the pricing date or any Coupon Determination Date will be the official settlement price of the first nearby month sugar No. 11 futures contract on ICE Futures U.S., expressed in cents per pound, as determined by ICE Futures U.S. If the pricing date or a Coupon Determination Date falls within the delivery notice period or on the last trading day of the front month futures contract for sugar, the second nearby month futures contract for sugar will be used to determine the price.  The second nearby month futures contract for sugar is published by Bloomberg under the symbol SB2 <Cmdty>.

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

Historical Information

The graphs below set forth the information relating to the historical performance of each Basket Component in the period from January 2006 to August 2011. We obtained the information regarding the historical performance of the Basket Components in the graphs below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Basket Components should not be taken as an indication of their future performance, and no assurance can be given as to the Current Component Value of any Basket Component on any Coupon Determination Date. We cannot give you assurance that the performance of the Basket Component will result in any positive return on your initial investment.

The Gold Spot Price

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Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The Silver Spot Price

The Copper Spot Price

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Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The Nickel Spot Price

The Lead Spot Price

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Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The Brent Crude Oil Futures Contract

The RBOB Gasoline Futures Contract

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Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The Corn Futures Contract

The Cotton Futures Contract

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

The Sugar Futures Contract

RBC Capital Markets, LLC

Contingent Coupon Notes Linked to a Basket of Ten Commodities, Due September 29, 2017

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about September 30, 2011, which is the third (3rd) business day following the pricing date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBCCM may pay fees of up to $        to one or more FINRA members for marketing services relating to this offering.

RBC Capital Markets, LLC